AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 8, 2003

================================================================================


                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                            For the month of May 2003

                                 ANTENNA TV S.A.
                 (Translation of registrant's name into English)

                             KIFISSIAS AVENUE 10-12
                                 MAROUSSI 151 25
                                 ATHENS, GREECE
                     (Address of principal executive office)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  [X]          Form 40-F  [_]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). [_]

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                        Yes  [_]                No  [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.


================================================================================

                                                                            PAGE
                                                                            ----

PART I   FINANCIAL INFORMATION.................................................5

      ITEM 1. UNAUDITED FINANCIAL STATEMENTS...................................5

              Consolidated Statements of Operations for the three
              months ended March 31, 2002 and 2003 ............................5

              Consolidated Balance Sheets as of December 31, 2002
              and March 31, 2003.............. .............................6, 7

              Consolidated Statement of Shareholders' Equity for
              the three months ended March 31, 2003 ...........................8

              Consolidated Statements of Cash Flows for the three
              months ended March 31, 2002 and 2003 ............................9

              Notes to Consolidated Financial Statements......................10

      ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
              CONDITION AND RESULTS OF OPERATIONS ............................24

      ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK......33

PART II  OTHER INFORMATION....................................................35

      ITEM 4. OTHER INFORMATION...............................................35

         This report (the "Quarterly Report") sets forth certain information regarding the financial condition and results of operations of Antenna TV S.A., a Greek SOCIETE ANONYME (the "Company"), for the fiscal quarter ended March 31, 2003.

         The unaudited financial statements included in this Quarterly Report, in the opinion of management, reflect all necessary adjustments (which include only normal recurring adjustments) necessary for a fair presentation of the financial position, the results of operations and cash flows for the periods presented. The unaudited financial information included in this Quarterly Report has been prepared in accordance with U.S. generally accepted accounting principles.

         For a description of the Company's accounting policies, see Notes to Financial Statements in the Company's Annual Report on Form 20-F for the year ended December 31, 2002

PART I   FINANCIAL INFORMATION

ITEM 1.  UNAUDITED FINANCIAL STATEMENTS

                                 ANTENNA TV S.A.

                      CONSOLIDATED STATEMENTS OF OPERATIONS
               FOR THE THREE MONTHS ENDED MARCH 31, 2002 AND 2003
          (IN THOUSANDS OF EURO AND US DOLLARS, EXCEPT PER SHARE DATA)

                                                       UNAUDITED THREE MONTHS ENDED
                                                                MARCH 31,
                                                      ------------------------------
                                            NOTES          2002       2003      2003
                                            -----          ----       ----      ----
                                                        ((EURO))   ((EURO))     ($)
Advertising revenue.......................               25,336     27,035    29,468
Related party revenue.....................     2            720      1,862     2,029
Publication revenue.......................                4,413      6,008     6,548
Other revenue.............................                4,059      5,064     5,520
                                                         ------     ------    ------

Total net revenue.........................    11         34,528     39,969    43,565
                                                         ------     ------    ------

Cost of sales.............................               16,137     17,207    18,755
Selling, general and administrative
   expenses...............................                5,961      6,845     7,460

Amortization of programming costs.........     3         11,899     13,818    15,062

Depreciation and amortization.............    11          2,122      1,698     1,851
                                                         ------     ------    ------

Operating (loss) income ..................    11         (1,591)       401       437

Interest expense, net.....................   7,8         (5,684)    (5,405)   (5,892)
Foreign exchange (losses) gains, net......     9         (2,384)     2,172     2,367
Other (expense) income, net...............    11           (733)       249       272

Minority interest in loss (income) of
   consolidated entities..................                  519       (20)      (22)
                                                         ------     ------    ------

(Loss) before income taxes................               (9,873)    (2,603)   (2,838)
(Benefit) for income taxes................     6         (2,725)      (518)     (565)
                                                         ------     ------    ------
(Loss) before change in accounting
   principle..............................               (7,148)    (2,085)   (2,273)

Cumulative effect of a change in
   accounting principle (net of income
   tax of(euro)117).......................     1           (953)        --        --
                                                         ------     ------    ------
Net (loss) ...............................               (8,101)    (2,085)   (2,273)
                                                         ======     ======    ======

Basic and diluted (loss) per share before
   cumulative effect of the change in
   accounting principle...................                 (0.4)      (0.1)     (0.1)
                                                         ======     ======    ======
Basic and diluted (loss) per share of the
   change in accounting principle.........                   --         --        --
                                                         ======     ======    ======
Basic and diluted (loss) earnings per
   share..................................                 (0.4)      (0.1)     (0.1)
                                                         ======     ======    ======

         Exchange rate for the convenience translation of the March 31,
                      2003 balances is (euro)1.00 to $1.09.

               The accompanying notes are an integral part of the
                       consolidated financial statements.

                                 ANTENNA TV S.A.

                           CONSOLIDATED BALANCE SHEETS
                   AS OF DECEMBER 31, 2002 AND MARCH 31, 2003

                      (IN THOUSANDS OF EURO AND US DOLLARS)

                                                                                             UNAUDITED
                                                                    DECEMBER 31,              MARCH 31,
                                                               --------------------      ------------------
                                                    NOTES        2002        2002          2003       2003
                                                    -----        ----        ----          ----       ----
                                                               ((EURO))       ($)        ((EURO))      ($)
ASSETS
Current assets:
   Cash and cash equivalents.....................              89,815       97,898         60,024    65,426
   Marketable equity securities..................      5        3,531        3,849          2,523     2,750
   Accounts receivable, less allowance for
      doubtful accounts of(euro)6,747 in
      December 2002 and(euro)6,901 in March 2003.              77,715       84,710         86,404    94,180
   Inventories...................................               2,303        2,511          2,496     2,721
   Due from related parties......................      2       15,799       17,221         17,838    19,443
   Advances to related parties...................      2        3,761        4,099          3,667     3,997
   Advances to third parties.....................               7,786        8,486          9,165     9,990
   Deferred tax assets...........................      6        4,137        4,509          4,143     4,516
   Prepaid expenses and other current assets.....                 684          745            464       506
   Income and withholding tax advances...........               1,451        1,582          1,507     1,643
                                                              -------      -------        -------   -------
      Total current assets.......................             206,982      225,610        188,231   205,172
                                                              -------      -------        -------   -------

   Investments...................................              13,532       14,750         13,532    14,750
   Property and equipment, net...................              21,319       23,238         20,917    22,800
   Broadcast, transmission and printing
      equipment under capital leases, net........               4,102        4,471          3,905     4,256
   Deferred charges, net.........................      1        5,559        6,059          5,172     5,638
   Programming costs.............................      3       98,755      107,643         95,966   104,603
   Due from related party........................      2        9,754       10,632          9,288    10,124
   Advances to related parties...................      2          153          167            153       167
   Goodwill......................................      4        5,120        5,581          5,120     5,581
   Other amortizable intangible assets, net......                 474          516            444       484
   Deferred tax assets...........................      6       17,561       19,141         18,404    20,060
   Other assets..................................      4        9,230       10,061          9,228    10,058
                                                              -------      -------        -------   -------
      Total assets...............................             392,541      427,869        370,360   403,693
                                                              =======      =======        =======   =======


     Exchange rate for the convenience translation of the December 31, 2002 and March 31, 2003 balances is (euro)1.00 to $1.09.

               The accompanying notes are an integral part of the
                       consolidated financial statements.

                                 ANTENNA TV S.A.

                           CONSOLIDATED BALANCE SHEETS
                   AS OF DECEMBER 31, 2002 AND MARCH 31, 2003
                      (IN THOUSANDS OF EURO AND US DOLLARS)

                                                                                             UNAUDITED
                                                                    DECEMBER 31,              MARCH 31,
                                                               --------------------      ------------------
                                                    NOTES        2002        2002          2003       2003
                                                    -----        ----        ----          ----       ----
                                                               ((EURO))       ($)        ((EURO))      ($)
LIABILITIES & SHAREHOLDERS' EQUITY
Current liabilities:
   Bank overdrafts and short-term borrowings.....              17,875       19,484         16,268    17,732
   Current portion of obligations under capital
        leases...................................                 870          948            847       923
   Current portion of long-term debt ............      8          489          533            489       533
   Trade accounts, notes and cheques payable.....              34,790       37,921         36,737    40,043
   Program license payable.......................              20,723       22,588         13,224    14,414
   Customer advances.............................               1,174        1,280          1,450     1,581
   Payable to related parties....................      2           23           25             25        27
   Accrued interest..............................               9,644       10,512          4,434     4,833
   Accrued expenses and other current liabilities              13,268       14,462         14,269    15,553
   Income taxes payable..........................      6       10,646       11,604          7,044     7,678
   Deferred tax liability........................      6        3,712        4,046          3,618     3,944
                                                              -------      -------        -------   -------
      Total current liabilities..................             113,214      123,403         98,405   107,261
                                                              -------      -------        -------   -------

Long-term liabilities:
   Senior notes..................................      7      212,691      231,833        208,067   226,793
   Long-term obligations under capital leases....               1,998        2,178          1,778     1,938
   Payable to related parties....................      2          398          434            398       434
   Employee retirement benefits..................               1,742        1,899          1,782     1,942
   Long-term provisions..........................                 481          524            632       689
                                                              -------      -------        -------   -------
      Total liabilities..........................             330,524      360,271        311,062   339,057
                                                              -------      -------        -------   -------

Minority interests...............................                  66           72             86        94
                                                              -------      -------        -------   -------
   Shareholders' equity:
   Share capital.................................               5,825        6,349          5,825     6,349
   Additional paid-in capital....................              84,270       91,854         84,270    91,854
   Accumulated (deficit).........................             (28,225)     (30,765)       (30,310)  (33,037)
   Accumulated other comprehensive income (loss).                  81           88           (573)     (624)
                                                              -------      -------        -------   -------

      Total shareholders' equity.................              61,951       67,526         59,212    64,542
                                                              -------      -------        -------   -------
      Total liabilities and shareholders' equity.             392,541      427,869        370,360   403,693
                                                              =======      =======        =======   =======


     Exchange rate for the convenience translation of the December 31, 2002 and March 31, 2003 balances is (euro)1.00 to $1.09.

               The accompanying notes are an integral part of the
                       consolidated financial statements.

                                 ANTENNA TV S.A.

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                    FOR THE THREE MONTHS ENDED MARCH 31, 2003
                             (IN THOUSANDS OF EURO)

                                                                     ACCUMULATED (DEFICIT)
                             -----------------------------------------------------------------------------------------------
                                                    LEGAL,
                                                   TAX FREE                           ACCUMULATED
                                       ADDITIONAL     AND                                OTHER
                               SHARE    PAID-IN      OTHER    ACCUMULATED             COMPREHENSIVE   GRAND    COMPREHENSIVE
                             CAPITAL    CAPITAL    RESERVES    (DEFICIT)     TOTAL       INCOME       TOTAL       (LOSS)
                             -------    -------    --------    ---------     -----       ------       -----       ------
BALANCE DECEMBER 31, 2002      5,825     84,270       2,224     (30,449)    (28,225)        81        61,951          --
Net (loss) for the three
  months (unaudited) .....        --         --          --      (2,085)     (2,085)        --        (2,085)     (2,085)
Unrealized loss on
  available for sale
  equity securities, net
  of tax benefit(euro)354         --         --          --          --          --       (654)         (654)       (654)
                                                                                                                  -------
Total comprehensive
  (loss) (unaudited) .....        --         --          --          --          --         --            --      (2,739)
                             -------    -------    --------    ---------    --------     ------       ------      =======
BALANCE MARCH 31, 2003
  (UNAUDITED) ............     5,825     84,270       2,224     (32,534)    (30,310)      (573)       59,212
                             =======    =======    ========    =========    ========     ======       ======


                   The accompanying notes are an integral part
                    of the consolidated financial statements.

                                 ANTENNA TV S.A.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
               FOR THE THREE MONTHS ENDED MARCH 31, 2002 AND 2003
                      (IN THOUSANDS OF EURO AND US DOLLARS)

                                                 UNAUDITED THREE MONTHS ENDED MARCH 31,
                                                 --------------------------------------
                                                       2002        2003        2003
                                                       ----        ----        ----
                                                    ((EURO))    ((EURO))        ($)
CASH FLOWS FROM OPERATING ACTIVITIES
   Net (loss) ..................................     (8,101)     (2,085)     (2,273)

ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH
   Gain from repurchase of Senior Notes ........       (242)       (245)       (267)
   Cumulative effect of a change in accounting .        953          --          --
        principle
   Deferred income taxes .......................     (2,987)       (590)       (643)
   Minority interest on acquired entities ......       (519)         20          22
   Amortization of debt issuance expenses ......        331         311         339
   Write down in marketable equity securities ..      1,162          --          --
   Depreciation of property and equipment and
        capital leases and amortization of
        programming costs, goodwill and other
        intangibles ............................     14,021      15,516      16,912
   Provision for other long term liabilities ...         --         150         164
   Provision for employee retirement benefits ..         58          40          44
CHANGE IN CURRENT ASSETS AND LIABILITIES
   (Increase) in accounts and other receivable .     (4,536)     (8,689)     (9,471)
   (Increase) from/due to related parties ......       (403)     (1,482)     (1,615)
   (Increase) in programming costs .............    (13,943)    (14,332)    (15,622)
   (Increase) in prepaid and licensed
        programming expenditures ...............     (4,989)      3,304       3,601
   (Decrease) increase in trade accounts, notes
        and cheques payable ....................         --       1,947       2,122
                                                                             (3,909)
   Increase (decrease) in licensed program .....      4,331      (7,499)     (8,174)
        payable
   Decrease (increase) in inventories ..........       (104)       (193)       (210)
   Increase in customer advances ...............        594         277         302
   (Decrease) in accrued expenses and other ....     (6,847)     (4,210)     (4,589)
        liabilities
   (Decrease) in income taxes payable ..........       (297)     (3,602)     (3,926)
   Other, net ..................................       (419)     (1,186)     (1,293)
                                                    -------     -------     -------
         Total adjustments .....................    (17,745)    (20,463)    (22,304)
                                                    -------     -------     -------

NET CASH (USED) IN OPERATING ACTIVITIES ........    (25,846)    (22,548)    (24,577)
                                                    -------     -------     -------

CASH FLOWS FROM INVESTING ACTIVITIES
   (Acquisition) of businesses, net of cash ....        (59)        (67)        (73)
   Purchase of fixed assets ....................       (562)     (1,002)     (1,092)
                                                    -------     -------     -------
NET CASH (USED) IN INVESTING ACTIVITIES ........       (621)     (1,069)     (1,165)
                                                    -------     -------     -------

CASH FLOW FROM FINANCING ACTIVITIES
   Proceeds from Senior Notes ..................     (2,050)         --          --
   Proceeds from long-term debt ................         (2)         --          --
   Redemption of Senior Notes ..................         --      (1,700)     (1,853)
   (Decrease) in bank overdrafts and short term
        borrowings, net ........................     (1,091)     (1,607)     (1,752)
     Decrease in restricted cash ...............         44          --          --
   Repayments of capital lease obligations .....       (194)       (243)       (265)
                                                    -------     -------     -------
NET CASH (USED) IN FINANCING ACTIVITIES ........     (3,293)     (3,550)     (3,870)
                                                    -------     -------     -------

EFFECT OF EXCHANGE RATE CHANGES ON CASH ........      1,809      (2,624)     (2,860)
(Decrease) in cash .............................    (27,950)    (29,791)    (32,472)
CASH AT BEGINNING OF YEAR ......................    104,597      89,815      97,899
                                                    -------     -------     -------
CASH AT END OF PERIOD ..........................     76,647      60,024      65,426
                                                    =======     =======     =======

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
   Cash paid for interest ......................     12,029      10,036      10,939
   Cash paid for income taxes ..................        847       3,649       3,977

         Exchange rate for the convenience translation of the March 31,
                     2003 balances is (euro)1.00 to $1.09.

               The accompanying notes are an integral part of the
                       consolidated financial statements.

                                 ANTENNA TV S.A.

                     (IN THOUSANDS OF EURO AND U.S. DOLLARS,
                EXCEPT SHARE DATA AND WHERE OTHERWISE INDICATED)


1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

         The consolidated financial statements and related notes at March 31, 2003 and for the three months ended March 31, 2002 and 2003 are unaudited and prepared in conformity with the accounting principles applied in the Company's 2002 Annual Report on Form 20-F for the year ended December 31, 2002. In the opinion of management, such interim financial statements include all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the results for such periods. The results of operations for the three months ended March 31, 2003 are not necessarily indicative of the results to be expected for the full year or any other interim period.

BUSINESS COMBINATIONS AND GOODWILL AND OTHER INTANGIBLE ASSETS

         On January 1, 2002, the Company adopted Financial Accounting Standards Board (the "FASB") Statement No. 141, BUSINESS COMBINATIONS, and Statement No. 142, GOODWILL AND OTHER INTANGIBLE ASSETS. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, as well as all purchase method business combinations completed after June 30, 2001. SFAS No. 141 also specifies criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF.

         Upon adoption of SFAS No. 141 and SFAS No. 142, the Company evaluated its existing intangible assets and goodwill that were acquired in a prior purchase business combination, and made any necessary reclassifications required by SFAS No. 141. Upon the adoption of SFAS No. 142, the Company reassessed the useful lives and residual values of all intangible assets acquired in purchase business combinations. In addition, to the extent an intangible asset was identified as having an indefinite useful life, the Company tested the intangible asset for impairment in accordance with the provisions of SFAS No. 142 during the first quarter 2002.

         In connection with the transitional goodwill impairment evaluation, SFAS No. 142 required the Company to perform an assessment of whether there is an indication that goodwill is impaired as of the date of adoption. To accomplish this, the Company identified its reporting units and determined the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of the date of adoption. To the extent a reporting unit's carrying amount exceeded its fair value, an indication existed that the reporting units goodwill was impaired. In the second step, the Company compared the implied fair value of the reporting unit's goodwill, determined by allocating the reporting unit's fair value to all of its assets (recognized and unrecognized) and liabilities in a manner similar to a purchase price allocation in accordance with SFAS No. 141, to its carrying amount, both of which would be measured as of the date adoption. During the quarter ended March 31, 2002, the Company completed its impairment review, which indicated that there was an impairment loss resulting from the initial application of these statements. The transitional impairment loss of
(euro)953 ($1,039), net of tax as a cumulative effect of a change in accounting principle.

         The changes in the carrying amount of goodwill and other intangible assets as at December 31, 2002 and for the three months ended March 31, 2003 are as follows:

                                 ANTENNA TV S.A.

                     (IN THOUSANDS OF EURO AND U.S. DOLLARS,
                EXCEPT SHARE DATA AND WHERE OTHERWISE INDICATED)

                                                                            OTHER
                                                                         AMORTIZABLE
                                                                          INTANGIBLE
                                                                GOODWILL    ASSETS
                                                                --------   -------
Balance January 1, 2001 ......................................    5,856       702
Goodwill and other intangible assets acquired during 2002, net       --       107
Impairment losses upon initial application ...................     (736)     (335)
                                                                 ------    ------
Balance December 31, 2002 ....................................    5,120       474
                                                                 ======    ======

                                                                            OTHER
                                                                         AMORTIZABLE
                                                                          INTANGIBLE
                                                                GOODWILL    ASSETS
                                                                --------   -------
Balance January 1, 2003 .....................................     5,120      474
Goodwill and other intangible assets acquired
    during three months, net ................................        --      (30)
                                                                --------   -------
Balance March 31, 2003 ......................................     5,120      444
                                                                ========   =======

PRINCIPLES OF CONSOLIDATION AND ACCOUNTING FOR INVESTMENT

         The consolidated financial statements of the Company include all of its significant majority-owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

         Investments in which the Company does not own a controlling interest or for which the minority shareholders have significant veto rights over operating decisions (participating rights requiring unanimous shareholder approval, including: transactions in excess of (euro)59, operating budgets, senior management positions, borrowing and amendments to contractual obligations) are accounted for using the equity method. Under the equity method, only Antenna's investment in and amounts due to and from the equity investee are included in the consolidated balance sheet and only Antenna's share of the investee's earnings is included in the consolidated operating results.

         Investments in companies in which Antenna does not have a controlling interest, or an ownership and voting interest so large as to exert significant influence, are accounted for at market value if the investments are publicly traded. If the investment is not publicly traded then the investment is accounted for at cost.

         Marketable equity securities are classified as "available-for-sale" and are recorded at fair value with unrealized gains and losses, net-of-tax, included in stockholders' equity under other comprehensive income (loss) until the investment is sold, at which time the realized gain or loss is included in income. Dividends and other distributions from both market-value and cost-method investments are included in income when declared.

         The Company continually reviews its investments to determine whether a decline in fair value below the cost basis is other-than-temporary. If the decline in fair value is judged to be other-than-temporary, the cost basis of the security is written down to fair value and the amount of the write-down is included in the consolidated statements of operations.

                                 ANTENNA TV S.A.

                     (IN THOUSANDS OF EURO AND U.S. DOLLARS,
                EXCEPT SHARE DATA AND WHERE OTHERWISE INDICATED)


DEFERRED CHARGES

         The expenses incurred in connection with the issuance and distribution of the Company's 9% Senior Notes due 2007 issued on August 12, 1997 (the "2007 Notes") (see Note 7), were capitalized and are amortized on a straight-line basis over the term of the 2007 Notes. The expenses incurred in the connection with issuance and distribution of the Company's 9 3/4% Senior Notes due 2008, issued on June 18, 2001 (the "2008 Notes") were capitalized and are being amortized over the term of the 2008 Notes. Amortization for the three months ended March 31, 2002 and 2003 totaled (euro)331 and (euro)311 respectively, and is included in interest expense in the accompanying unaudited consolidated statements of operations for the three months ended March 31, 2002 and 2003.

COMPREHENSIVE INCOME (LOSS)

         Comprehensive income (loss) is as follows:

                                                                     UNAUDITED THREE MONTHS    UNAUDITED THREE
                                                                              ENDED              MONTHS ENDED
                                                                         MARCH 31, 2002         MARCH 31, 2003
                                                                         --------------         --------------
Net (loss)                                                                    (8,101)             (2,085)
Unrealized (loss) on available for sale equity securities, net
                                                                                  --                (654)
                                                                         --------------         --------------
Comprehensive (loss)                                                          (8,101)             (2,739)
                                                                         ==============         ==============

NEW ACCOUNTING PRONOUNCEMENTS

         SFAS NO. 145

         In April 2002, the FASB issued Statement No. 145, RESCISSION OF THE FASB STATEMENTS NO. 4, 44, AND 64, AMENDMENT OF THE FASB STATEMENT NO. 13, AND TECHNICAL CORRECTIONS. The Statement updates, clarifies and simplifies existing accounting pronouncements. SFAS No. 145 rescinds Statement 4, which required all gains and losses from extinguishments of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. As a result, the criteria in Opinion 30 will now be used to classify those gains and losses. SFAS No. 64 amended SFAS No. 4 and is no longer necessary because SFAS No. 4 has been rescinded.

         The provisions of this standard are effective for fiscal years beginning after May 15, 2002. Gains or losses on extinguishments of debt that were classified as extraordinary in prior years shall be reclassified upon adoption of this statement. Early application of this statement may be as of the beginning of the fiscal year or as of the beginning of the interim period in which this statement is issued. The Company adopted this standard in the second quarter of 2002 and has reclassified prior periods extraordinary gains on the repurchase of certain of its Senior Notes amounting to (euro)372 for the three months ended March 31, 2002.

         ACCOUNTING FOR COSTS ASSOCIATED WITH EXIT OR DISPOSAL ACTIVITIES.

         In June 2002, the FASB issued Statement No. 146, ACCOUNTING FOR COSTS ASSOCIATED WITH EXIT OR DISPOSAL ACTIVITIES. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3., "LIABILITY RECOGNITION FOR CERTAIN EMPLOYEE TERMINATION BENEFITS AND OTHER COSTS TO EXIT AN ACTIVITY (INCLUDING CERTAIN COSTS INCURRED IN A RESTRUCTURING)".

                                 ANTENNA TV S.A.

                     (IN THOUSANDS OF EURO AND U.S. DOLLARS,
                EXCEPT SHARE DATA AND WHERE OTHERWISE INDICATED)


         SFAS No. 146 applies to costs associated with an exit activity that does not involve an entity newly acquired in a business combination or with a disposal activity covered by SFAS No. 144, ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS. Those costs include, but are not limited to: termination benefits provided to current employees that are involuntarily terminated under the terms of a benefit arrangement that, in substance, is not an ongoing benefit arrangement or an individual deferred compensation contract; costs to terminate a contract that is not a capital lease and costs to consolidate facilities or relocate employees. SFAS No. 146 does not apply to costs associated with the retirement of long lived assets covered by the FASB Statement No. 143, ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS.

         Generally a liability for exit or disposal activity costs shall be recognized and measured at its fair value in the period in which the liability is incurred (except for a liability for one-time termination benefits that is incurred over time). In the unusual circumstances in which fair value cannot be reasonably estimated, the liability shall be recognized in the period in which the fair value can be reasonably estimated.

         The provisions of SFAS No. 146 are effective for exit or disposal activities initiated after December 31, 2002. The adoption of this statement did not have a significant impact on the Company's consolidated results of operations or financial position.

         FASB INTERPRETATION NO. 45.

         In November 2002, the FASB issued Interpretation No. 45, "GUARANTORS'S ACCOUNTING AND DISCLOSURE REQUIREMENTS FOR GUARANTEES, INCLUDING INDIRECT GUARANTEES OF INDEBTEDNESS OF OTHERS". Interpretation No. 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under the guarantee. The disclosure provisions of Interpretation No. 45 are effective for financial statements of annual periods that end after December 15, 2002. The provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. The application of Interpretation No. 45 did not have a significant impact on the Company's consolidated results of operations or financial position.

         SFAS NO. 148.

         In December 2002, the FASB issued Statement No. 148, "ACCOUNTING FOR STOCK BASED COMPENSATION - TRANSITION AND Disclosure". This statement amends Statement No. 123, "ACCOUNTING FOR STOCK BASED COMPENSATION", to provide alternative methods of transition to SFAS 123's fair value method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS No. 123 to require prominent disclosure in the summary of significant accounting polices of the effects of an entity's accounting policy with respect to stock based employee compensation on reported net income and earnings per share in annual financial statements. SFAS No. 148's amendment of the transition and annual disclosure requirements are effective for fiscal years ended after December 15, 2002. Presently the Company has no stock-based compensation awards to its employees and directors.

         FASB INTERPRETATION NO. 46.

         In January 2003, the FASB issued Interpretation No. 46 "CONSOLIDATION OF VARIABLE INTEREST ENTITIES, AN INTERPRETATION OF ARB NO. 51". Interpretation No. 46 addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation No. 46. Interpretation No. 46 applies immediately to variable interest in variable interest entities created after January 31, 2003 and to variable interest entities in which on an enterprise obtains on interest after that date. It applies in the fiscal year or interim period beginning after June 15, 2003 to variable interest entities in which an enterprise holds a

                                 ANTENNA TV S.A.

                     (IN THOUSANDS OF EURO AND U.S. DOLLARS,
                EXCEPT SHARE DATA AND WHERE OTHERWISE INDICATED)


variable interest that it acquired before February 1, 2003. The Company has not yet determined the impact of Interpretation No. 46 on its consolidated operating results or financial position.

TRANSLATIONS OF EURO INTO U.S. DOLLARS

         The consolidated financial statements are stated in euro. The translations of euro into U.S. Dollars are included solely for the convenience of the reader, using the noon buying rate in New York City on March 31, 2003, which was (euro)1.00 to $1.09. The convenience translations should not be construed as representations that the euro amounts have been, could have been, or could in the future be, converted into U.S. Dollars at this or any other rate of exchange.

2.       DUE FROM RELATED PARTIES

         The Company sells advertising spots, licensing and distribution rights to certain related parties in the ordinary course of business. Furthermore, the Company also derives revenue from related parties by charging fees for the use of the Company's production facilities and technical and administrative services for the production of infomercials. Such related parties consist of companies, which have common ownership and/or management with the Company. The Company believes that, in each case, the terms of such transactions are no less favorable than those that would be attainable by the Company in the ordinary course from unaffiliated third parties under similar circumstances.

         Balances from related companies are as follows:

                                                                             DECEMBER 31,       UNAUDITED
                                                                                 2002         MARCH 31, 2003
                                                                             ------------     --------------
ACCOUNTS RECEIVABLE
     Current:
         Antenna Satellite...........................................            2,781             3,381
         Epikinonia EPE..............................................            1,190             1,454
         Antenna TV Ltd. (Cyprus)....................................            5,926             5,900
         Antenna Satellite Radio.....................................              389               339
         Echos and Rhythmos EPE......................................              690               776
         Makedonia TV S.A............................................            4,823             5,988
                                                                                ------            ------
                                                                                15,799            17,838
                                                                                ======            ======
     Long-term:
         Antenna Satellite...........................................            9,754             9,280
                                                                                ======            ======
ADVANCES
     Current:
         Epikinonia EPE..............................................              667               566
         Echos and Rhythmos EPE......................................            2,237             2,320
         Makedonia TV S.A............................................              621               614
         Catalogue Auctions Hellas S.A...............................              236               167
                                                                                ------            ------
                                                                                 3,761             3,667
                                                                                ======            ======
     Long-term:
         JVFM--Epikinonia.............................................              53                53
         Epikinonia Ltd..............................................              100               100
                                                                                ------            ------
                                                                                   153               153
                                                                                ======            ======

ACCOUNTS PAYABLE
     Current:
         Makedonia TV SA.............................................               12                12
         Echos and Rhythmos EPE......................................               11                13
                                                                                ------            ------
                                                                                    23                26
                                                                                ======            ======
     Long-term:
         Payable to minority shareholders of Daphne Communications SA              398               398
                                                                                ======            ======

                                 ANTENNA TV S.A.

                     (IN THOUSANDS OF EURO AND U.S. DOLLARS,
                EXCEPT SHARE DATA AND WHERE OTHERWISE INDICATED)


                                                                                    UNAUDITED REVENUE
                                                                                  FROM RELATED PARTIES
                                                                              ------------------------------
                                                                              THREE MONTHS      THREE MONTHS
                                                                                  ENDED            ENDED
                                                                                MARCH 31,        MARCH 31,
                                                                                  2002              2003
                                                                              ------------      ------------
Epikinonia Ltd. (Production facilities and technical and
     administrative services)........................................              169               148
Antenna Satellite TV (USA) Inc. (License and technical fees).........              298               609
Antenna TV Ltd. (Cyprus) (Royalties).................................              172               149
Echos and Rhythmos EPE...............................................               28                78
Makedonia TV S.A.....................................................               53               878
                                                                              ------------      ------------
                                                                                   720             1,862
                                                                              ============      ============

3.       PROGRAMMING COSTS

         The following table sets forth the components of the programming costs, net of amortization:

                                                                             DECEMBER 31,       UNAUDITED
                                                                                 2002         MARCH 31, 2003
                                                                             ------------     --------------
Produced programming.................................................           68,399            68,950
Purchased sports rights..............................................            2,488             2,451
Licensed program rights..............................................           17,593            18,021
Prepaid license program rights.......................................            8,066             4,728
Prepaid produced programs and sports.................................            2,209             1,816
                                                                             ------------      ------------
                                                                                98,755            95,966
                                                                             ============      ============

4.       OTHER ASSETS

         Other assets are analyzed as follows:

                                                                             DECEMBER 31,       UNAUDITED
                                                                                 2002         MARCH 31, 2003
                                                                             ------------      ------------
Advance for the right to acquire an interest in Macedonia TV.........            8,804             8,804
Guarantee deposits...................................................              426               424
                                                                             ------------      ------------
                                                                                 9,230             9,228
                                                                             ============      ============

         On February 24, 2000 the Company advanced (euro)8,804 in exchange for the right to acquire a controlling interest in Macedonia TV, one of the six Greek commercial TV broadcasters with a nationwide license. This right gives Antenna the ability to acquire a 51% interest in Macedonia TV from its three shareholders for a total consideration equal to the advance payment. The Company may acquire this interest by February 2006, but may only do so if and when Greek law permits a broadcaster and/or its shareholders to own or control two licensed free-to-air television broadcast companies. If the interest is not acquired or the right of acquisition not extended, Antenna will be refunded all amounts paid and will be granted a right of first refusal over any future transfers of the 51% interest.

                                 ANTENNA TV S.A.

                     (IN THOUSANDS OF EURO AND U.S. DOLLARS,
                EXCEPT SHARE DATA AND WHERE OTHERWISE INDICATED)


5.       INVESTMENTS

                                                                             DECEMBER 31,       UNAUDITED
                                                                                 2002         MARCH 31, 2003
                                                                             ------------      ------------
Equity method investments............................................               15                15
Cost method investment...............................................           13,517            13,517
                                                                             ------------      ------------
                                                                                13,532            13,532
                                                                             ============      ============


Available-for-sale equity securities:
     Unrealized gain (loss)..........................................            3,408             3,408
     Cost............................................................              123             (883)
                                                                             ------------      ------------
                                                                                 3,531             2,525
                                                                             ============      ============


         AVAILABLE-FOR-SALE EQUITY SECURITIES

         During 2000, the Company acquired a 14.49% interest in Euroholdings Capital & Investment Corp. (previously known as Athenian Capital Holdings S.A.) in various open market transactions for an aggregate purchase price of
(euro)45.6 million. In previous years, the decline in fair value of (euro)42.2 million was judged to be other-than-temporary and the cost basis was written-down.

         EQUITY-METHOD INVESTMENTS

         Represents a 40% interest in Antenna Optima S.A.

         COST-METHOD INVESTMENT

         Represents a 5% interest in NetMed NV which the Company acquired on October 8, 2001. NetMed NV is a provider of pay-television services in Greece and Cyprus and currently provides analog and digital services.

6.       DEFERRED INCOME TAXES

         The deferred income taxes relate to the temporary differences between the book values and the tax bases of assets and liabilities. Significant components of the Company's deferred tax liabilities and assets as at December 31, 2002 and March 31, 2003 are summarized below:

                                                                             DECEMBER 31,       UNAUDITED
                                                                                 2002         MARCH 31, 2003
                                                                             ------------      ------------
Deferred tax liabilities:
     Intangible and tangible assets..................................              215               215
     Programming costs...............................................            7,033             7,212
     Deferred charges................................................              639               652
     Leased assets...................................................            1,185             1,125
     Customer advances and accounts payable..........................              276               512
     Other...........................................................              653               810
                                                                             ------------      ------------
Gross deferred tax liabilities.......................................           10,001            10,526
                                                                             ------------      ------------
Deferred tax assets:
     Property and equipment..........................................              100               100

                                 ANTENNA TV S.A.

                     (IN THOUSANDS OF EURO AND U.S. DOLLARS,
                EXCEPT SHARE DATA AND WHERE OTHERWISE INDICATED)


                                                                             DECEMBER 31,       UNAUDITED
                                                                                 2002         MARCH 31, 2003
                                                                             ------------      ------------
     Start up costs..................................................            2,712             2,534
     Long term liability.............................................               45                45
     Long term lease liability.......................................              400               342
     Short-term lease liability......................................              314               314
     Long-term receivables...........................................              674               674
     Accounts receivable.............................................            2,269             2,483
     Employee retirement benefits....................................              494               506
     Other assets....................................................            3,711             4,001
     Marketable equity securities....................................           14,304            14,613
     Accrued expenses and other provisions...........................              259               897
     Net operating losses............................................            4,993             5,529
                                                                             ------------      ------------
Gross deferred tax assets............................................           30,275            32,038
                                                                             ------------      ------------
Less: Valuation allowance                                                       (2,288)           (2,583)
                                                                             ------------      ------------
Net deferred tax assets..............................................           17,986            18,929
                                                                             ============      ============


         Deferred tax assets were reduced by a valuation allowance relating to the tax benefits attributable to net operating losses and start-up costs related to Antenna Internet S.A. (internet activities), VIPS 24 and Nova Bulgaria, where it is not expected that these losses and benefits will be utilized and fully reverse before expiration.


         The classification of deferred income taxes in the accompanying balance sheets is as follows:

                                                                                              UNAUDITED
                                                                    DECEMBER 31, 2002       MARCH 31, 2003
                                                                    -----------------       --------------
Net current deferred tax liability............................             (3,712)               (3,618)
                                                                    -----------------       --------------
Net current deferred tax asset................................              4,137                 4,143
                                                                    -----------------       --------------
Net non-current deferred tax asset............................             17,561                18,404
                                                                    -----------------       --------------

         The provision for income taxes reflected in the accompanying statements of operation is analyzed as follows:

                                                                         UNAUDITED     UNAUDITED
                                                                         MARCH 31,     MARCH 31,
                                                                            2002         2003
                                                                         ---------     ---------
Current.......................................................                132           72
Deferred income taxes.........................................             (2,987)        (590)
                                                                         ---------     ---------
Provision for income taxes....................................             (2,855)        (518)
                                                                         =========     =========

         The reconciliation of the provision for income taxes to the amount determined by the application of the Greek statutory tax rate of 35% in 2001 and 2002, to pre-tax income is summarized as follows:

                                 ANTENNA TV S.A.

                     (IN THOUSANDS OF EURO AND U.S. DOLLARS,
                EXCEPT SHARE DATA AND WHERE OTHERWISE INDICATED)


                                                                         UNAUDITED     UNAUDITED
                                                                         MARCH 31,     MARCH 31,
                                                                            2002         2003
                                                                         ---------     ---------
Tax provision at statutory rate...............................            (3,584)        (911)
Effect of change in tax rate..................................               322           --
Goodwill and other amortizable intangible assets..............                45           29
Interest income...............................................               (32)         (13)
Effect of minority interest...................................              (182)          (8)
Disallowed prior period expenses and non-deductible general                  182          130
     expenses
(Income) not subject to income tax............................               (16)         (40)
Increase in valuation allowance...............................               410          295
                                                                         ---------     ---------
                                                                          (2,855)        (518)
                                                                         =========     =========

         Interest income is taxed at a lower rate (15%) than operating income. Disallowed prior period expenses relate to invoices for goods or services that were not received prior to the preparation of the tax returns and that relate to prior year expenses (I.E., invoices received in February that relate to services rendered in December of prior year). Non-deductible expenses relate primarily to certain car, meals and entertainment expenses.

         In Greece, amounts reported to the tax authorities are provisional until such time as the tax authorities inspect the books and records of an entity. Greek tax laws and related regulations are subject to interpretation by the tax authorities. The Company and the majority of its subsidiaries have been inspected by the tax authorities up to 2000. Due to the way additional taxes are assessed in Greece, the ultimate outcome of additional tax assessments for the open tax years may vary from the amounts accrued and consequently a change to operations over the above the amounts accrued may be required.

         During the three months ended March 31, 2002, the deferred tax assets and liabilities were re-measured and the total effect of the change in the tax rate was a charge of (euro)322, recorded as a tax expense in the consolidated statements of operation. There was no re-measurement in 2003.

                                 ANTENNA TV S.A.

                     (IN THOUSANDS OF EURO AND U.S. DOLLARS,
                EXCEPT SHARE DATA AND WHERE OTHERWISE INDICATED)


7.       SENIOR NOTES

                                                                                                             UNAUDITED
                                                                                      DECEMBER 31, 2002    MARCH 31, 2003
                                                                                      -----------------    --------------
Senior notes due 2007 (the "2007 Notes") issued on August 12, 1997. Interest on the 2007 Notes is paid semi-annually in February and August, commencing
     February 1, 1998, at a rate of 9% per annum. The 2007 Notes are redeemable, in whole or in part, at the option of the Company at any time on or after
     August 1,
     2002.......................................................................            68,941              66,317

Senior notes due 2008 (the "2008 Notes") issued on June 18, 2001. Interest on the 2008 Notes is paid semi-annually in July and January, commencing
     January 1, 2002, at a rate of 9.75% per annum. The 2008 Notes are redeemable, in whole or in part, at
     the option of the Company at any time on or after July 2005.... ...........           143,750             141,750
                                                                                      -----------------    --------------
                                                                                           212,691             208,067
                                                                                      =================    ==============

         The 2007 Notes were issued in an aggregate face amount of US$115,000 and mature on August 1, 2007. The 2008 Notes were issued in an aggregate face amount of (euro)150,000 and mature on July 1, 2008.

         Interest expense for the three months ended March 31, 2002 and 2003 totaled (euro)5,551 and (euro)5,061, respectively, and is included in interest expense in the accompanying consolidated statements of operations.

         On February 19, 2002 the Company repurchased (euro)2.5 million ($2.7 million), of the 2008 Notes, with accrued interest of (euro)33 ($36.0), respectively to the date of repurchase. On March 31, 2003, the company repurchased (euro)2 million ($2.2 million) of the 2008 Notes, with accrued interest of (euro)49 ($53) to the date of repurchase.

         The early extinguishing of the 2008 Notes resulted in the following:

                                                                  UNAUDITED        UNAUDITED
                                                                  MARCH 31,        MARCH 31,
                                                                    2002              2003
                                                                  ---------        ---------
Discount on prepayment of Senior Notes........................        449              300
Write-off of related unamortized debt issuance costs..........        (77)             (76)
                                                                  ---------        ---------
Gain .........................................................        372              224
                                                                  =========        =========

         In accordance with SFAS No. 145, the gain for the three months ended March 31, 2002 and 2003, has been recorded in other income (expenses), net .

         The indebtedness evidenced by the 2007 and the 2008 Notes constitutes a general unsecured senior obligation of the Company and ranks PARI PASSU in right of payment with all other senior indebtedness and senior in right of payment to all subordinated indebtedness of the Company. The indentures with respect to the 2007 and the 2008 Notes contain certain covenants and restrictions that, among other things, limit the type and amount of additional indebtedness that may be incurred by the Company and impose certain limitations on investments, loans and advances, sales or transfers of assets,

                                 ANTENNA TV S.A.

                     (IN THOUSANDS OF EURO AND U.S. DOLLARS,
                EXCEPT SHARE DATA AND WHERE OTHERWISE INDICATED)


dividends and other payments, the ability of the Company to enter into sale-leaseback transactions, certain transactions with affiliates, certain mergers and limitation of business activities.

8.       LONG-TERM DEBT

                                                                                 DECEMBER 31,       UNAUDITED
                                                                                     2002        MARCH 31, 2003
                                                                                 ------------       ---------
Loan of (euro)978, due in annual installments of (euro)489, bearing interest at variable rates (4.9% and 4.0% for the three months ended March 31, 2002
     and 2003, respectively) and due in 2003. Guaranteed by the Company.........        489              489
Less: Current portion...........................................................       (489)            (489)
                                                                                 ------------       ---------
                                                                                         --               --
                                                                                 ============       =========

         Interest expenses for the three months ended March 31, 2002 and 2003 amounted to (euro)19 and (euro)5, respectively.

9.       FOREIGN EXCHANGE GAINS (LOSSES)

         Foreign exchange gains (losses) included in the consolidated statements of operations are analyzed as follows:

                                                                                   UNAUDITED           UNAUDITED
                                                                                   MARCH 31,           MARCH 31,
                                                                                      2002                2003
                                                                                   ---------           ---------
Unrealized foreign exchange (loss) gain on Senior Notes (US$)...................     (1,807)             2,625

Unrealized foreign exchange (loss) and gain and on cash, receivables and payables denominated in foreign currencies (US$) and realized (losses) gains
on transactions, net............................................................       (577)              (813)
                                                                                   ---------           ---------
                                                                                     (2,384)             1,812
                                                                                   =========           =========


10.      OTHER INCOME (EXPENSE), NET

                                                                                   UNAUDITED           UNAUDITED
                                                                                   MARCH 31,           MARCH 31,
                                                                                      2002                2003
                                                                                   ---------           ---------
Other than temporary (loss) from marketable securities (see note 5) ............     (1,162)               --
Other, net......................................................................         57                59
Gain on repurchase of senior notes..............................................        372               224
                                                                                   ---------           ---------
                                                                                       (733)              283
                                                                                   =========           =========

                                 ANTENNA TV S.A.

                     (IN THOUSANDS OF EURO AND U.S. DOLLARS,
                EXCEPT SHARE DATA AND WHERE OTHERWISE INDICATED)


11.      SEGMENT INFORMATION

         The Company's reportable segments are Television, Radio, Pay Television, Journalism Magazines and Internet Services and Music Records. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Identifiable assets by segments are those assets that are used in the operation of that business. Sales are attributed to countries based on selling location.

         Three months ended March 31, 2002:

                                                                UNAUDITED THREE MONTHS ENDED MARCH, 2002
                                --------------------------------------------------------------------------------------------------
                                                          PAY                             MUSIC           INTERSEGMENT     TOTAL
                                TELEVISION     RADIO   TELEVISION PUBLICATIONS INTERNET RECORDING   OTHER  ELIMINATION  CONSOLIDATED
                                ----------     -----   ---------- ------------ -------- ---------   -----  -----------  ------------
Advertising revenue ...........     22,994       883           --        1,459       --        --      --           --       25,336

Related party sales ...........      1,095        31           --           67       13        --      --         (486)         720

Publication revenue ...........         --        --           --        4,413       --        --      --           --        4,413

Other revenue .................        970        13          124          371       90       569   1,922           --        4,059
                                ----------     -----   ---------- ------------ -------- ---------   -----  -----------  ------------

Total revenues ................     25,059       927          124        6,310      103       569   1,922         (486)      34,528

Cost of Sales .................      8,733       454           51        5,404       96       299   1,158          (58)      16,137

Related party cost of sales ...          2        --           --           22       --        --     421         (445)          --

Selling, general and
     administrative expenses ..      3,626       722            6        1,032      221       110     244           --        5,961

Related party selling,
     general and
     administrative expenses ..          4        12           --           17       --         2       3          (38)          --

Depreciation and amortization .        939        27           26          780      241         6      58           45        2,122

Amortization of programming
     costs ....................     11,899        --           --           --       --        --      --           --       11,899
                                ----------     -----   ---------- ------------ -------- ---------   -----  -----------  ------------
Operating (loss) income .......       (144)     (288)          41         (945)    (455)      152      38           10       (1,591)

Interest expense, net .........     (5,426)      (24)         (19)        (213)      --        --      (2)          --       (5,684)

Foreign exchange (losses)
     gains, net ...............     (2,370)       --           --          (14)      --        --      --           --       (2,384)


Other income (expense), net (1)        405        --           24            3       (1)       --  (1,164)          --         (733)
Minority interest in loss of
     consolidated entities,
     net ......................         --        --           --           --       --        --      --          519          519
                                ----------     -----   ---------- ------------ -------- ---------   -----  -----------  ------------

(Loss) income before tax ......     (7,535)     (312)          46       (1,169)    (456)      152  (1,128)         529       (9,873)
Cumulative effect of a change
     in accounting principle
     (net of income taxes of
     (euro)117) ...............       (736)       --           --         (217)      --        --      --           --         (953)
                                ----------     -----   ---------- ------------ -------- ---------   -----  -----------  ------------

Net (loss) Income .............     (5,546)     (201)          46       (1,110)    (456)       98  (1,142)         210       (8,101)
                                ----------     -----   ---------- ------------ -------- ---------   -----  -----------  ------------

Segment assets
Total assets at March 31, 2002     386,238     5,849          935       41,331    3,339     2,542   8,453      (67,945)     380,742
                                ==========     =====   ========== ============ ======== =========   =====  ===========  ===========

(1) Included in other income (expense), net (under segment other) is the additional write-down of the marketable equity securities representing an other-than-temporary loss amounting to (euro)1,162 (see Note 5).

                                 ANTENNA TV S.A.

                     (IN THOUSANDS OF EURO AND U.S. DOLLARS,
                EXCEPT SHARE DATA AND WHERE OTHERWISE INDICATED)


         Three months ended March 31, 2003:

                                                                UNAUDITED THREE MONTHS ENDED MARCH, 2002
                                --------------------------------------------------------------------------------------------------
                                                          PAY                             MUSIC           INTERSEGMENT     TOTAL
                                TELEVISION     RADIO   TELEVISION PUBLICATIONS INTERNET RECORDING   OTHER  ELIMINATION  CONSOLIDATED
                                ----------     -----   ---------- ------------ -------- ---------   -----  -----------  ------------
Advertising revenue ..........      24,779       755           --        1,501       --        --      --           --       27,035

Related party sales ..........       2,078        78           --           64      140        29      --         (527)       1,862

Publication revenue ..........          --        --           --        6,008       --        --      --           --        6,008

Other revenue ................       1,327        --          110          473      546       803   1,808           (3)       5,064
                                ----------     -----   ---------- ------------ -------- ---------   -----  -----------  ------------

Total revenues ...............      28,184       833          110        8,046      686       832   1,808         (530)      39,969

Cost of Sales ................       8,154       579           41        6,927      129       438   1,007          (68)      17,207

Related party cost of sales ..           3        --           --           23       53        17     208         (304)          --

Selling, general and
     administrative expenses .       4,360       714            6        1,092      156       235     282           --        6,845

Related party selling,
     general and
     administrative expenses .         169         4           --           38       --         5      10         (226)          --

Depreciation and amortization          819        29           27          532      165         3      27           96        1,698

Amortization of programming
     costs ...................      13,818        --           --           --       --        --      --           --       13,818
                                ----------     -----   ---------- ------------ -------- ---------   -----  -----------  ------------

Operating income .............         861      (493)          36         (566)     183       134     274          (28)         401

Interest expense, net ........      (4,984)      (16)         (13)        (398)      --         1       5           --       (5,405)

Foreign exchange gains
     (losses), net ...........       2,044        39           91           (2)      --        --      --           --        2,172

Other income (expense), net ..         236        --           --           (3)      --        (1)     (1)          18          249
Minority interest in loss
     (profit) of consolidated
     entities, net ...........          --        --           --            2       --        --      --          (22)         (20)
                                ----------     -----   ---------- ------------ -------- ---------   -----  -----------  ------------

Income (loss) before tax .....      (1,843)     (470)         114         (967)     183       134     (32)      (2,603)

Net Income (loss) ............      (1,639)     (304)         114         (726)     258        86     158          (32)      (2,085)
                                ----------     -----   ---------- ------------ -------- ---------   -----  -----------  ------------

Segment assets
Total assets at March 31, 2003     375,134     6,617          932       42,383    5,126     3,052   9,337      (72,221)     370,360
                                ==========     =====   ========== ============ ======== =========   =====  ===========  ===========

                                 ANTENNA TV S.A.

                     (IN THOUSANDS OF EURO AND U.S. DOLLARS,
                EXCEPT SHARE DATA AND WHERE OTHERWISE INDICATED)


         GEOGRAPHIC AREAS

         Information about geographic areas is as follows:

                                                                     UNAUDITED         UNAUDITED
                                                                     MARCH 31,         MARCH 31,
                                                                       2002              2003
                                                                     ---------         ---------
REVENUES:
     Greece...................................................         33,075          38,124
     United States............................................            298             609
     Australia................................................            124             110
     Cyprus...................................................            172             149
     Bulgaria.................................................            859             977
                                                                     ---------         ---------
                                                                       34,528          39,969

Note:  Revenues are attributed to countries based on location of customer.


         LONG LIVED ASSETS ARE ANALYZED AS FOLLOWS

                                                                                     UNAUDITED
                                                                     DECEMBER 31,    MARCH 31,
                                                                         2002            2003
                                                                     ---------       ---------
Domestic......................................................         64,606         104,774
International.................................................          1,629           1,529
                                                                     ---------       ---------
     Total....................................................         66,235         106,303
                                                                     =========       =========

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         YOU SHOULD READ THE FOLLOWING TOGETHER WITH OUR CONSOLIDATED FINANCIAL STATEMENTS AND THE NOTES TO THOSE FINANCIAL STATEMENTS. WE MAINTAIN OUR ACCOUNTING RECORDS AND PUBLISH OUR STATUTORY FINANCIAL STATEMENTS FOLLOWING GREEK TAX AND CORPORATE REGULATIONS. CERTAIN ADJUSTMENTS HAVE BEEN MADE TO THESE RECORDS TO PREPARE THE CONSOLIDATED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION IN THIS QUARTERLY REPORT. YOU SHOULD READ THE INFORMATION UNDER "FORWARD-LOOKING STATEMENTS" FOR SPECIAL INFORMATION ABOUT OUR INTERPRETATION OF FORWARD-LOOKING INFORMATION.

GENERAL

         We derive a substantial portion of our revenue from the sale of advertising time. Total advertising revenue made up 67.6% of total net revenue in the three months ended March 31, 2003. In 1999, we began reporting revenue from publishing due to our acquisition of our interest in Daphne Communications S.A. (or Daphne), which in the three months ended March 31, 2003 represented 15.0% of total net revenue. Other revenue, primarily consisting of program sales, sales of recorded music, Visa card fees and commissions, revenue from the provision of technical services and infomercials, tuition fees and pay television fees, represented 17.4% of total net revenue in the three months ended March 31, 2003.

         Our revenue fluctuates throughout the year, with television advertising revenue usually at its lowest level during the third fiscal quarter (12.8% of total net television advertising revenue in 2002), and usually at its highest level during the fourth fiscal quarter (32.2% of total net television advertising revenue in 2002) or the second fiscal quarter (34.1% of the total net television advertising revenue in 2002). Television advertising revenue increased approximately 7.8% in the first three months of 2003 relative to the same period of 2002. We expect this trend to continue in the second quarter of 2003.

         In November 2000, Nova Television was awarded a 15-year nationwide license. In the second quarter of 2001, however, as a result of an action of a third party against Bulgarian government, an administrative court in Bulgaria declared this license void because the Bulgarian government did not follow certain procedures when the license was issued. We continue to expect that either the Bulgarian government will reissue the license to Nova Television in compliance with appropriate procedures or that a new competition for this license will be undertaken and that Nova Television will participate in that competition. In the interim, Nova Television will continue to operate as a regional television station with 60% area coverage with downward adjustments in its cost structure.

REVENUE

ADVERTISING

         Television advertising is sold in time increments and is priced primarily on the basis of the program's popularity, as demonstrated by its ratings, within the demographic group that an advertiser desires to reach. In addition, advertising rates are affected by such factors as the number of advertisers competing for the available time and the availability of alternative advertising media.

         Substantially all of our television advertising revenue is generated from national advertising arrangements and contracts with local and international branches of advertising agencies, representing both multinational and national advertisers.

         We currently use our own sales force to sell advertising time. Arrangements for advertising are reached during the first quarter of each year, at which time estimates of annual revenue are determined. Advertising time generally is reserved on a monthly basis, with a small proportion booked on a spot basis. Advertising revenue is recorded when the advertisement is aired. As is common in the industry, we provide certain advertising agencies with an incentive rebate of up to a maximum of 9.9% of the cost of the airtime purchased, as permitted by law. At the end of each year, the rebates are calculated and the advertising agencies, which are entitled to a rebate then invoice us for an airtime credit for the following year that reflects the rebate. These rebates are estimated and accrued on a quarterly basis as the related revenues are earned. Revenue is recorded net of the rebates. While most advertising arrangements tend to be reviewed on an annual basis, and typically are renewed, we seek to develop and maintain long-term relationships with the agencies and advertisers.

         While we sell a significant portion of our available television advertising time, we do not sell all of it. In the first three months of 2003, we sold approximately 87.3% of total available advertising time during prime time broadcasts and approximately 77.2% of total available advertising time, including dead time allocated to audiotext, our magazines, infomercials and home shopping. We use a variety of means to utilize unsold advertising time in all time periods (commonly referred to as "dead time") to improve our operating results and cash flows. These other sources are audiotext and infomercials. We derive revenue from our majority-owned subsidiary, Audiotex, which generates audiotext revenue, and from Epikinonia Ltd, which produces infomercials and pays us for production and technical support. Despite the initial decline in the number of advertisements aired at the beginning of the war in Iraq, the total first quarter advertising revenue increased, mainly as a result of the increase of Antenna TV's audience share.

         As a result of the disruption to our regular programming schedule in order to provide ongoing news coverage of the war in Iraq, we expected a decline in the number of advertisements aired and an adverse impact on our advertising revenues. Despite an initial decline in the number of advertisements aired, ongoing coverage of the war in Iraq did not impact our advertising revenues as anticipated. In fact, total advertising revenue in the first quarter of 2003 increased as compared to the prior year period.

PROGRAMMING

         We also derive revenue from royalties received from syndicating our own programming. These programming sales are made to a variety of users, including a television network in Cyprus operated by Antenna TV Ltd. (Cyprus) (or Antenna Cyprus) and broadcasters targeting Greek-speaking viewers in the United States, Canada and Australia. Sales of programming to Greek-speaking viewers are made in the United States and Canada through an affiliated entity, Antenna Satellite TV
(USA) Inc. (or Antenna Satellite), and in Australia through our wholly-owned subsidiary, Pacific Broadcast. Revenue derived from Antenna Satellite, Antenna Cyprus and Pacific Broadcast represented revenue from sources outside Greece. See note 11 to our consolidated financial statements. In addition, we sell selected news footage to other news broadcasters around the world.

PUBLISHING AND OTHER REVENUE

         Since acquiring Daphne in October 1999, we derive circulation and advertising revenue from the publication of a wide variety of Greek magazines. These magazines cover subject matter ranging from style and fashion to parenting, from politics to astrology and from entertainment to shipping and defense. We also derive revenue from the printing of books, magazines, pamphlets and other publications for third parties.

RECORDED MUSIC REVENUE

         Since establishing Heaven Music in May 2001, we derive revenue from the sale of compact discs, DVD's and cassettes that we produce with local popular artists and authors. For the most part, the content of these recordings are Greek pop hits.

INTERNET REVENUE (WAP & SMS)

         Internet revenue is derived from the offering of content for mobile-based value added services to mobile telephone subscribers. We provide infotainment services, such as news information, sports results and horoscopes. We also offer content for SMS services such as news alerts and message services (with subscriber voting capabilities) concerning reality television shows. We also provide Web site updates and Internet based advertising.

COSTS AND EXPENSES

         Cost of sales includes the costs of acquiring foreign programming and Greek features, together with the cost of gathering, producing and broadcasting news as well as publication costs. Selling, general and administrative expenses (or SG&A) includes payroll costs and sales, marketing and promotion costs, broadcast license fees and other operating and administrative expenses.

         Programming costs generally either are expensed as cost of sales in the year incurred or capitalized and amortized over a period of three to four years. Programs that are expensed in the current period include news programs and a portion of acquired programming, principally Greek features. For such programming, substantially all of the value is realized upon the initial broadcast, either because of the topical nature of the programming or, in the case of acquired programming, contractual limitations on subsequent broadcasts. Acquired foreign programs, which have contracts limiting our broadcasts to a specific number during their term (usually two broadcasts during a two- or three-year period), are expensed in equal portions each time the program is broadcast. The costs of other programming, such as series, soap operas, shows, and made-for-television movies, where substantial value can be realized through multiple broadcasts or syndication, are capitalized as an asset and amortized, unless we determine during the current period that a program is unlikely to generate revenue in future periods, in which case the associated costs are expensed in the current period.

         We follow SOP 00-2 which establishes new accounting standards for producers and distributors of films, including changes in revenue recognition and accounting for advertising, development and overhead costs. It requires advertising costs for television productions to be expensed as incurred, certain indirect overhead costs to be charged directly to expense instead of being capitalized to film costs, and all film costs to be classified on the balance sheet as non-current assets. Under SOP 00-2 estimated total production costs or accrued expenses for an individual program or series are amortized in the same ratio that current period actual revenue bears to estimated remaining unrecognized ultimate revenue as of the beginning of the current fiscal year. Amortization of capitalized film (program) costs generated and accrual (expensing) of participation costs commences when a film (program) is released and it begins to recognize revenue from that film (program). Ultimate revenue includes estimates of revenue expected to be generated from the exploitation, exhibition and sale of a film (program) over a period not exceeding ten years from the date of delivery of the first episode or, if still in production, five years from the date of delivery of the most recent episode. Typically, the majority of the revenue is earned in the initial few years following the release with declining residual revenues earned in subsequent periods. Estimates of future revenues are reviewed periodically and could be revised. To the extent such estimates are revised, the amortization of programming costs is adjusted accordingly. Such adjustments could have a material adverse effect on our financial condition and results of operation.

         An important component of our strategy for maximizing operating performance and long-term profitability is to continue making investments in programming to build up our own programming library. This strategy has been implemented over the past few years by significantly increasing our programming expenditures. We retain all rights to the programming in our library and believe that these rights may represent values in excess of net book value. This value is demonstrated by the advertising revenue generated from re-broadcasting programming produced in prior years and from programming syndicated to other networks, including programming for which the production costs have been fully amortized. In certain cases, advertising revenue has exceeded the advertising revenue generated from the initial broadcast. We expect to continue to expand our programming library and to exploit the library through the airing of reruns and the distribution and syndication of broadcast rights to third parties. Programming from the library is broadcast to Greeks abroad through third parties and in the future will also be broadcast directly. Management will continue to evaluate the total estimated revenues as new markets are entered and revenues are realized.

RESULTS OF OPERATIONS

THREE MONTHS ENDED MARCH 31, 2003 (UNAUDITED)
COMPARED TO THREE MONTHS ENDED MARCH 31, 2002 (UNAUDITED)

         REVENUES. Total net revenue increased (euro)5.5 million ($6.0 million), or 15.8%, from (euro)34.5 million ($37.6 million) in the three months ended March 31, 2002 to (euro)40.0 million ($43.6 million), in the three months ended March 31, 2003. This increase was attributable primarily to the increase of
(euro)3.1 million ($3.4 million) in revenue from Antenna TV's operations (primarily representing advertising and related party revenue), an increase of
(euro)1.7 million ($1.9 million) of revenue from Daphne (primarily representing publication revenue), and to a lesser extent, to the increase of (euro)0.5 million ($0.5 million) of revenue from Antenna Internet and the increase of
(euro)0.2 million ($0.2 million) of revenue from Heaven Music.

         Advertising revenue, which comprised 67.5% of total net revenues for the three months ended March 31, 2003, increased (euro)1.7 million ($1.8 million), or 6.7%, from (euro)25.3 million ($27.6 million) in the three months ended March 31, 2002 to (euro)27.0 million ($29.4 million) in the three months ended March 31, 2003. This increase was attributable primarily to the increase of (euro)1.8 million ($1.9 million), or 7.9%, in advertising revenue from Antenna TV's operations, an increase in advertising revenue from Daphne of
(euro)0.04 million ($0.04 million) or 2.9% and an increase in advertising revenue from Nova Bulgaria of (euro)0.02 million ($0.02 million), or 2.8%. This increase was partly offset by a decrease in advertising revenue from Antenna Radio of (euro)0.1 million ($0.1 million) or 14.5%, primarily due to the shift of advertising expenditure from informative to music radio stations. We believe that the increase in advertising revenue was generally the result of a more favorable advertising pricing policy and modest growth in advertising expenditures in Greece.

         Related party revenue increased (euro)1.2 million ($1.3 million), or 158.5%, from (euro)0.7 million ($0.8 million) in the three months ended March 31, 2002 to (euro)1.9 million ($2.1 million), in the three months ended March 31, 2003, due to an increase of revenue from Makedonia TV and from Antenna Satellite.

         Publication revenue increased (euro)1.6 million ($1.7 million), or 36.1%, from (euro)4.4 million ($4.8 million) in the three months ended March 31, 2002 to (euro)6.0 million ($6.5 million) in the three months ended March 31, 2003; due to the launch of a new magazine title and the addition of printing services revenue from Daphne.

         Other revenue, representing revenue from program sales, sales of recorded music, Visa(R) card fees and commissions, revenue from the provision of technical services and infomercials, tuition fees and pay television fees increased (euro)1.0 million ($1.1 million), or 24.8%, from (euro)4.1 million ($4.5 million) in the three months ended March 31, 2002 to (euro)5.1 million ($5.5 million) in the three months ended March 31, 2003. This increase was principally the result of an increase of (euro)0.5 million ($0.5 million) of other revenue from Antenna Internet, the increase of (euro)0.3 million ($0.3 million) of other revenue from Antenna TV's operations as well as an increase of other revenue from Heaven Music, Audiotex and Antenna School of (euro)0.2 million ($0.2 million), (euro)0.2 million ($0.2 million) and (euro)0.1 million ($0.1 million), respectively.

         COST OF SALES. Cost of sales increased (euro)1.1 million ($1.2 million), or 6.8%, from (euro)16.1 million ($17.5 million) in the three months ended March 31, 2002 to (euro)17.2 million ($18.7 million) in the three months ended March 31, 2003. This increase was attributable primarily to an increase of Daphne cost of sales of (euro)1.5 million ($1.6 million), or 28.2%, in the three months ended March 31, 2003, principally reflecting increased printing costs due to increased magazine sales volume, and to an increase of Audiotex cost of sales of (euro)0.2 million ($0.2 million). The increase in cost of sales was partially offset by a decrease of (euro)0.4 million ($0.4 million) of Antenna TV's cost of sales stemming from the increase of reruns which offset the increased cost of news resulting from the war in Iraq.

         SG&A. Selling, general and administrative expenses ("SG&A") increased
(euro)0.8 million ($0.9 million), or 13.3%, from (euro)6.0 million ($6.5 million) in the three months ended March 31, 2002 to (euro)6.8 million ($7.4 million) in the three months ended March 31, 2003. This increase was attributable principally to an increase in SG&A of (euro)0.6 million ($0.7 million) from Antenna TV's operations (mainly the result of an increase in frequency and other fees) as well as an increase in SG&A of (euro)0.1 million ($0.1 million) from Nova Bulgaria and an increase in SG&A of (euro)0.1 million ($0.1 million) from Heaven Music.

         AMORTIZATION. Amortization of programming costs increased (euro)1.9 million ($2.1 million), or 16.1%, from (euro)11.9 million ($13.0 million) in the three months ended March 31, 2002 to (euro)13.8 million ($15.0 million) in the three months ended March 31, 2003. This increase was attributable principally to both higher programming costs incurred up to 2002 and to accelerated depreciation.

         DEPRECIATION. Depreciation decreased (euro)0.4 million ($0.4 million) from (euro)2.1 million ($2.3 million) in the three months ended March 31, 2002 to (euro)1.7 million ($1.9 million) in the three months ended March 31, 2003. This decrease was attributable primarily to a decrease in depreciation of
(euro)0.2 million ($0.2 million) from Daphne and a decrease in depreciation of
(euro)0.2 million ($0.2 million) from Antenna TV.

         OPERATING INCOME (LOSS). Operating income increased (euro)2.0 million ($2.2 million), or 125.2%, from a loss of (euro)1.6 million ($1.7 million) in the three months ended March 31, 2002 to income of (euro)0.4 million ($0.4 million) in the three months ended March 31, 2003, principally reflecting an increase of (euro)1.2 million ($1.3 million) in total income from Antenna TV's operations and, to a lesser extent to an increase in operating income of Antenna Internet of (euro)0.6 million ($0.7 million) and an improvement of (euro)0.4 million ($0.4 million) in the operating loss of Daphne, partially offset by the increase in operating loss of Antenna Radio of (euro)0.2 million ($0.2 million).

         INTEREST EXPENSE, NET. Interest expense, net decreased (euro)0.3 million ($0.3 million), or 4.9%, from (euro)5.7 million ($6.2 million) in the three months ended March 31, 2002 to (euro)5.4 million ($5.9 million) in the three months ended March 31, 2003, reflecting a decrease in interest expense of Antenna TV of (euro)0.5 million ($0.5 million). The decrease in interest expense of Antenna TV was a result of the partial repurchase of certain of our senior notes during 2002 and in March 2003, partially offset by an increase in interest expense of Daphne and Nova Bulgaria.

         FOREIGN EXCHANGE (LOSSES) GAINS. Foreign exchange gains increased
(euro)4.6 million ($5.0 million) from a loss of (euro)2.4 million ($2.6 million) to a gain of (euro)2.2 million ($2.4 million), reflecting the appreciation of the euro to the U.S. dollar.

         OTHER INCOME(EXPENSE), NET. Other income, net increased (euro)1.0 million ($1.1 million) from an expense of (euro)0.7 million ($0.8 million) in the three months ended March 31, 2002 to income of (euro)0.3 million ($0.3 million) in the three months ended March 31, 2003, primarily reflecting the fact that in the three months ended March 31, 2002 we recorded a loss resulting from the other-than-temporary decline in the fair value of our marketable equity securities of Euroholdings Capital & Investment Corp. (previously known as Athenian Capital Holdings S.A.). No loss was recorded for the three months ended March 31, 2003.

         MINORITY INTEREST IN (INCOME) LOSSES OF CONSOLIDATED ENTITIES. Minority interest in income of consolidated entities decreased (euro)0.5 million ($0.5 million) from a gain of (euro)0.5 million ($0.5 million) to a loss of (euro)0.02 million ($0.02 million).

         BENEFIT FOR INCOME TAXES. Benefit for income taxes decreased (euro)2.2 million ($2.4 million) from (euro)2.7 million ($2.9 million) in the three months ended March 31, 2002 to (euro)0.5 million ($0.5 million) in the three months ended March 31, 2003, primarily due to an increase in operating income and a reduced valuation allowance for the three months ended March 31, 2003 compare to the prior year period.

         CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE. In March 2002 as a result of our traditional goodwill impairment evaluation undertaken in connection with the adoption of Statement No. 142, an impairment loss of
(euro)0.9 million ($1.0 million), net of tax has been recorded as a cumulative effect of a change in accounting principle for the three months ended March 31, 2002 (see note 1 to our consolidated financial statements).

         NET LOSS. Net loss decreased (euro)6.0 million ($6.5 million) from a loss of (euro)8.1 million ($8.8 million) in the three months ended March 31, 2002 to a loss of (euro)2.1 million ($2.3 million) in the three months ended March 31, 2003. This considerable improvement was principally attributable to the increase in foreign exchange gains of (euro)4.6 million ($5.0 million) reflecting the appreciation of the euro to the U.S. dollar, the increase in total operating income (euro)2.0 million ($2.2 million) and the increase in other income of (euro)1.0 million ($1.1 million), mainly due to higher values of marketable equity securities in the three months ended March 31, 2003.

LIQUIDITY AND CAPITAL RESOURCES

         We have historically funded our operations, expenditures for programming, working capital requirements and capital expenditures principally through a combination of equity contributions, indebtedness and cash flow from operations. As a result of our expected delisting, we will not have access to the public equity markets.

1.       FUTURE COMMITMENTS AND FUNDING SOURCES

         At March 31, 2003, our contractual cash commitments, with initial or remaining terms, are as follows (all amounts in thousands of euro):

---------------------------------------------------------------------------------------------------------------
                                                          PAYMENTS DUE BY PERIOD
---------------------------------------------------------------------------------------------------------------
                                         01/04/2003- 01/04/2004- 01/04/2005- 01/04/2006- 01/04/2007-
 CONTRACTUAL OBLIGATIONS          TOTAL  31/03/2004  31/03/2005  31/03/2006  31/03/2007  31/03/2008  THEREAFTER
---------------------------------------------------------------------------------------------------------------
LONG-TERM DEBT (1)               208,556        489          --          --          --      66,317     141,750
---------------------------------------------------------------------------------------------------------------
CAPITAL LEASE OBLIGATIONS          2,625        847         760         595         369          54          --
---------------------------------------------------------------------------------------------------------------
OPERATING LEASES                  11,829      3,990       2,925       3,127         465         491         831
---------------------------------------------------------------------------------------------------------------
OTHER LONG-TERM
   OBLIGATIONS (2)                 2,812         --         609         210         211          --       1,782
---------------------------------------------------------------------------------------------------------------
TOTAL CONTRACTUAL
   CASH OBLIGATIONS              225,822      5,326       4,294       3,932       1,045      66,862     144,363
---------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------
                                         01/04/2003- 01/04/2004- 01/04/2005- 01/04/2006- 01/04/2007-
 CONTRACTUAL OBLIGATIONS          TOTAL  31/03/2004  31/03/2005  31/03/2006  31/03/2007  31/03/2008  THEREAFTER
---------------------------------------------------------------------------------------------------------------
UTILIZED LINES
   OF CREDIT (3)                  16,268     16,268          --          --          --          --          --
---------------------------------------------------------------------------------------------------------------
LETTERS OF GUARANTEE (4)           8,426      7,093       1,333          --          --          --          --
---------------------------------------------------------------------------------------------------------------
OTHER COMMITMENTS (5)             15,435         --       5,114       5,046       5,275          --          --
---------------------------------------------------------------------------------------------------------------
TOTAL COMMERCIAL
   COMMITMENTS                    40,129     23,361       6,447       5,046       5,275          --          --
---------------------------------------------------------------------------------------------------------------

(1) Long-term debt is comprised of our senior notes and long-term indebtedness. Our US dollar-denominated senior notes due 2007 are redeemable, in whole or in part, at our option at any time on or after August 12, 2002. Our euro-denominated senior notes due 2008 are redeemable, in whole or in part at our option at any time on or after June 11, 2005. The above payment schedule does not give effect to the repurchases of our senior notes from time to time.

(2) Other long-term obligations represent payables to related parties, employee retirement benefits and long-term provision.

(3)      Revolving credit.

(4) The amount reflects the letters of guarantee issued by us primarily to Fox (Twentieth Century) as at December 31, 2002.

(5)      The amount reflects commitments for licensed film rights.

         As of March 31, 2003, we had approximately (euro)211 million ($230 million) of long-term debt (which includes the current portion of long-term debt of (euro)0.5 million and the current portion of capital lease obligations of
(euro)0.8 million). This debt primarily consists of our senior notes due 2007 and our senior notes due 2008, and, to a lesser extent, (euro)2.6 million ($2.8 million) of long-term obligations under capital lease (including the current portion), (euro)0.5 million ($0.5 million) of long-term debt of Daphne, which was converted from short-term borrowings into long-term debt (including the current portion of long-term debt) in 2003.

         As of March 31, 2003, we had approximately (euro)16.3 million ($17.8 million) of bank overdrafts and short-term borrowings. Bank overdrafts and short-term borrowings primarily consisted of Daphne borrowings of (euro)14.6 million ($15.9 million) dominated in euro. It also included short-term borrowings of (euro)1.6 million ($1.7 million) of debt under a revolving facility assumed as part of the acquisition of Antenna Radio dominated in yen and euro. We had unused bank lines at March 31, 2003 of (euro)40.2 million ($43.8 million), of which Antenna TV had unused bank lines at March 31, 2003 of
(euro)28.2 million ($30.7 million).

         Our principal use of funds are payments for programming (which includes cash expenditures for programming aired during the period plus cash expenditures for programming to be aired in the future), which expenditures totaled
(euro)18.9 million ($20.6 million) in the three months ended March 31, 2002 and
(euro)11.0 million ($12.0 million) in the three months ended March 31, 2003.

         OPERATING ACTIVITIES. Net cash used in operating activities was
(euro)25.8 million ($28.1 million) in the three months ended March 31, 2002 compared to (euro)22.5 million ($24.5 million) in the three months ended March 31, 2003. The improvement of (euro)3.3 million ($3.6 million) in operating cash flow is primarily due to lower prepaid and licensed programming expenditure, a significant decrease in net loss and an increase in accounts payable, partially offset by the payment of income taxes payable and payments of foreign programming liabilities.

         INVESTING ACTIVITIES. Net cash used in investing activities was
(euro)0.6 million ($0.7 million) in the three months ended March 31, 2002 and
(euro)1.0 million ($1.1 million) in the three months ended March 31, 2003, reflecting the purchase of fixed assets such as computer hardware and digital equipment.

         FINANCING ACTIVITIES. Net cash used in financing activities was
(euro)3.3 million ($3.6 million) in the three months ended March 31, 2002 compared to (euro)3.5 million ($3.8 million) in the three months ended March 31, 2003. The increase in funds used in financing activities in the first quarter of 2003 was attributable to the partial repurchase of certain of our senior notes and to the reduction of bank overdrafts and short term borrowings.

CRITICAL ACCOUNTING PRINCIPLES AND ESTIMATES

         In response to SEC Release No. 33-8040 "Cautionary Advice Regarding Disclosures about Critical Accounting Policies and No. 33-8056 "Commission Statement about Management's Discussion and Analysis of Financial Condition and Results of Operations", we have identified the following critical accounting policies that affect the more significant judgments and estimates used in the preparation of our consolidated financial statements. The preparation of our financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and judgments that affect our reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to asset impairment, ultimate recoverability of programming costs and artist and author advances, allowance for doubtful accounts, contingencies and litigation, including tax contingencies deferred tax assets, and other-than-temporary declines in marketable equity securities. We state these accounting policies in the notes to our consolidated financial statements and at relevant sections in this discussion and analysis. These estimates are based on the information that is currently available to us and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could vary from those estimates under different assumptions and conditions.

         We believe that the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our consolidated financial statements.

         We have recorded goodwill and intangibles resulting from our acquisitions completed in the past three years. Through December 31, 2001, goodwill and intangibles have been amortized on a straight-line basis over their respective lives. On January 1, 2002, we adopted SFAS No. 142, where we ceased amortizing goodwill and performed an impairment analysis to assess the recoverability of goodwill. During the first quarter of 2002, we completed our initial impairment review, which indicated that there was an impairment loss resulting from the initial application of SFAS No. 142. The impairment loss amounting to (euro)953 thousand ($1,039 thousand), net of tax has been recorded as a cumulative effect of a change in accounting principle for the quarter ended March 31, 2002.

         We follow Statement of Position 00-2 "Accounting by Producers or Distributors of Films" (SOP 00-2). Under SOP 00-2, production costs are amortized in the same ratio that current period actual revenue bears to estimated ultimate revenue to be generated from the exploitation, exhibition, and sale of program, and sale of future advertising revenue. To the extent such estimates are revised, the amortization of the programming costs is adjusted accordingly, and it may have a significant impact on our results of operations. We currently amortize our programming rights over a weighted average life of approximately two and one-half years. If the weighted average life is reduced by half a year, then our amortization of programming costs would increase by approximately 15%.

         We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our advertisers to make required payments, which results in bad debt expense. We determine the adequacy of this allowance by continually evaluating individual advertiser receivables, considering the advertisers' financial condition, credit history and current economic conditions. If the financial condition of our advertisers were to deteriorate further, resulting in an impairment of their ability to make payments, additional allowances may be required. We have recorded in the balance sheet a long term receivable from a related party, which has been discounted, taking into consideration the expected repayment terms. Should payments take longer, then the net realizable value of the account receivable will be impacted.

         We are subject to various claims and litigation in the ordinary course of our business. We have accrued management's best estimate of our probable liability in respects of such claims. Although we are currently not aware of any such pending or threatened litigation that we believe is reasonably likely to have a material adverse affect on us, if we became aware of such assessments, we will evaluate the probability of an adverse outcome and provide accruals for such contingencies as necessary.

         In Greece, the amounts reported to the tax authorities are provisional until such time as the tax authorities inspect the books and records of an entity. The tax authorities have inspected our books and the majority of our subsidiaries up to the year 2000. Due to the way additional taxes are assessed in Greece the ultimate outcome can vary from the amounts accrued and, consequently, a charge to operations over and above the amounts accrued may be required.

         We have recorded a valuation allowance against the net deferred tax assets, which are not expected to fully reverse before their expiration and relate to the start up operating losses of Antenna Internet and Nova Television. Although we believe that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the net deferred tax assets, if we became aware of indications that the results of future operations may not generate sufficient taxable income, we will evaluate the probability and provide for an additional allowance which would negatively impact our results of operations.

         Our share of Euroholdings Capital & Investment Corp. (previously known as Athenian Capital Holdings S.A.) that we purchased in 2000 are available-for-sale marketable equity securities. Due to the general decline in prices on the Athens Stock Exchange in the prior years, the value of our investment was impacted and we determined that an "other-than-temporary" loss resulted and a total write-down of (euro)42.2 million ($46.0 million) was recorded in the previous two years. To the extent that the fair value is impacted by future declines in prices on the Athens Stock Exchange, and our investment cost, as written down, is less than fair value for an extended period of time, any resulting additional unrealized losses will be recorded in the consolidated statement of operations for the applicable periods.

OFF-BALANCE SHEET ARRANGEMENTS

         We have no off-balance sheet arrangements.

INFLATION

         Although the Greek economy has long been subject to both high levels of inflation and the effects of the Greek government's measures to curb inflation such as high real interest rates, we do not believe inflation has had a material effect on our business for the periods presented. Greece experienced average annual rates of inflation of 4.8% during 1998, 2.6% during 1999, 3.2 % during 2000, 3.5 % during 2001 and 3.5% during 2002.

RECENT ACCOUNTING PRONOUNCEMENTS

         SFAS NO. 145

         In April 2002, the FASB issued Statement No. 145, RESCISSION OF THE FASB STATEMENTS NO. 4, 44, AND 64, AMENDMENT OF THE FASB STATEMENT NO. 13, AND TECHNICAL CORRECTIONS. The Statement updates, clarifies and simplifies existing accounting pronouncements. SFAS No. 145 rescinds Statement 4, which required all gains and losses from extinguishments of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. As a result, the criteria in Opinion 30 will now be used to classify those gains and losses. SFAS No. 64 amended SFAS No. 4 and is no longer necessary because SFAS No. 4 has been rescinded.

         The provisions of this standard are effective for fiscal years beginning after May 15, 2002. Gains or losses on extinguishments of debt that were classified as extraordinary in prior years shall be reclassified upon adoption of this statement. Early application of this statement may be as of the beginning of the fiscal year or as of the beginning of the interim period in which this statement is issued. We adopted this standard in the second quarter of 2002 and have reclassified prior periods extraordinary gains on the repurchase of certain of our senior notes amounting to (euro)372 for the three months ended March 31, 2002.

         ACCOUNTING FOR COSTS ASSOCIATED WITH EXIT OR DISPOSAL ACTIVITIES.

         In June 2002, the FASB issued Statement No. 146, ACCOUNTING FOR COSTS ASSOCIATED WITH EXIT OR DISPOSAL ACTIVITIES. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3., "LIABILITY RECOGNITION FOR CERTAIN EMPLOYEE TERMINATION BENEFITS AND OTHER COSTS TO EXIT AN ACTIVITY (INCLUDING CERTAIN COSTS INCURRED IN A RESTRUCTURING)".

         SFAS No. 146 applies to costs associated with an exit activity that does not involve an entity newly acquired in a business combination or with a disposal activity covered by SFAS No. 144 ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG-LOVED ASSETS. Those costs include, but are not limited to: termination benefits provided to current employees that are involuntarily terminated under the terms of a benefit arrangement that, in substance, is not an ongoing benefit arrangement or an individual deferred compensation contract; costs to terminate a contract that is not a capital lease; costs to consolidate facilities or relocate employees. SFAS No. 146 does not apply to costs associated with the retirement of long lived assets covered by the FASB Statement No. 143, ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS.

         Generally a liability for exit or disposal activity costs shall be recognized and measured at its fair value in the period in which the liability is incurred (except for a liability for one-time termination benefits that is incurred over time). In the unusual circumstances in which fair value cannot be reasonably estimated, the liability shall be recognized in the period in which the fair value can be reasonably estimated.

         The provisions of SFAS No. 146 are effective for exit or disposal activities initiated after December 31, 2002. The adoption of this statement did not have a significant impact on our consolidated operating results or financial position.

         FASB INTERPRETATION NO. 45.

         In November 2002, the FASB issued Interpretation No. 45, "GUARANTORS'S ACCOUNTING AND DISCLOSURE REQUIREMENTS FOR GUARANTEES, INCLUDING INDIRECT GUARANTEES OF INDEBTEDNESS OF OTHERS". Interpretation No. 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under the guarantee. The disclosure provisions of Interpretation No. 45 are effective for financial statements of annual periods that end after December 15, 2002. The provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. The application of Interpretation No. 45 did not have a significant impact on our consolidated operating results or financial position.

         SFAS NO. 148.

         In December 2002, the FASB issued Statement No. 148, "ACCOUNTING FOR STOCK BASED COMPENSATION - TRANSITION AND Disclosure". This statement amends SFAS No. 123, "ACCOUNTING FOR STOCK BASED COMPENSATION", to provide alternative methods of transition to SFAS 123's fair value method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS No. 123 to require prominent disclosure in the summary of significant accounting polices of the effects of an entity's accounting policy with respect to stock based employee compensation on reported net income and earnings per share in annual financial statements. SFAS No. 148's amendment of the transition and annual disclosure requirements are effective for fiscal years ending after December 15, 2002. Presently we have no stock-based compensation awards to its employees and directors.

         FASB INTERPRETATION NO. 46.

         In January 2003, the FASB issued Interpretation No. 46 "CONSOLIDATION OF VARIABLE INTEREST ENTITIES, AN INTERPRETATION OF ARB NO. 51". Interpretation No. 46 addresses the consolidation by business enterprises of variable interest entities as defined in Interpretation No. 46. Interpretation No. 46 applies immediately to variable interest in variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the fiscal year or interim period beginning after June 15, 2003 to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. We have not yet determined the impact of Interpretation No. 46 on our operating results or financial position.

ITEM 3.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

FOREIGN EXCHANGE RISK MANAGEMENT

         Since January 1, 2002, our functional currency is the euro. Prior to that date, our functional currency was the drachma. However, certain of our revenue, operating costs and expenses are denominated in foreign currencies. Transactions involving other currencies are converted into euro using the exchange rates in effect at the time of the transactions. Assets and liabilities denominated in other currencies are stated at the euro equivalent using exchange rates in effect at period-end. Non-euro denominated revenue, principally from licensing and distribution of programming outside Greece, accounted for
(euro)1.8 million ($2.0 million), or 4.6%, of total net revenue in the three months ended March 31, 2003 and (euro)1.5 million ($1.6 million), or 4.3%, of total net revenue in the three months ended March 31, 2002. Our non-euro denominated operating costs, principally foreign-produced programming invoiced in U.S. dollars, accounted for 3.4% of total net revenue in the three months ended March 31, 2003. Non-euro denominated indebtedness (primarily U.S. dollars) totaled (euro)66.3 million ($72.3 million) at March 31, 2003. Gains and losses resulting from exchange rate fluctuations are reflected in the statements of operations.

         Historically, advertising in most forms of media has been correlated to general economic conditions. Since substantially all of our operations are conducted in Greece, our operating results will depend to a certain extent on the prevailing economic conditions in Greece. In addition, a significant proportion of our revenue is in euro. We expect to increase modestly the level of non-euro denominated revenue as result of our strategy of increasing our sales of programming to Greek-speaking audiences residing outside Greece and to other markets.

         At times, we may hedge elements of our currency exposure through use of derivative instruments such as forward exchange agreements and currency options, though we might also consider interest rate swaps. We are continuously evaluating alternatives for future hedging opportunities. Derivatives involve, to varying degrees, market exposure and credit risk. Market exposure means that changes in interest rates or currency exchange rates cause the value of financial instruments to decrease or increase or its obligations to be more or less costly to settle. When used for risk management purposes, any gains or losses on the derivatives will offset losses or gains on the asset, liability or transaction being hedged.

         We have experienced net foreign exchange losses in the past, and we could experience them in the future if foreign exchange rates shift in excess of the risk covered by hedging arrangements. Credit risk will arise if a counter party fails to perform its obligations. We intend to minimize credit risk by entering into contracts only with highly credit rated counter parties and through internal limits and monitoring procedures.

         We record financial instruments to which we are a party in the balance sheet at fair value.

         The table(s) below present(s) the principal, cash flows and related weighted average interest rates by expected maturity date of our indebtedness that may be sensitive to foreign currency exchange rate fluctuations:

                                                                 MARCH 31, 2003
FINANCIAL INSTRUMENT                               MATURITY (2007)         FAIR VALUE
--------------------                               -----------------     ---------------
                                                   ((EURO))      ($)     ((EURO))    ($)
                                                                  (IN MILLIONS)
Senior notes due 2007 ($72.3 million)...........     66.3       72.3       58.3     63.6
Average interest rate...........................           9.9%                 --

         The average interest rate represents the stated interest rate of 9% plus amortization of deferred issuance costs.

                                                                 MARCH 31, 2003
FINANCIAL INSTRUMENT                               MATURITY (2007)         FAIR VALUE
--------------------                               -----------------     ---------------
                                                   ((EURO))      ($)     ((EURO))    ($)
                                                                  (IN MILLIONS)
New notes (Euro 141.7 million)..................    141.7      154.5      122.5    133.5
Average interest rate...........................          10.6%                 --

         The average interest rate represents the stated interest rate of 9.0 % of senior notes due 2007 in dollars and 9.75% of senior notes due 2008 in euro, plus amortization of deferred issuance costs.


INTEREST RATE RISK MANAGEMENT

         We manage interest rate risk by financing non-current assets and a portion of current assets with equity, long-term liabilities and long-term debt with fixed interest rates.

         The table(s) below present(s) the principal, cash flows and related weighted average interest rates by expected maturity date of our indebtedness that may be sensitive to interest rate fluctuations:

                                                                 MARCH 31, 2003
FINANCIAL INSTRUMENT                               MATURITY (2007)         FAIR VALUE
--------------------                               -----------------     ---------------
                                                   ((EURO))      ($)     ((EURO))    ($)
                                                                  (IN MILLIONS)
Senior notes due 2007 ($72.3 million)...........    66.3       72.3       58.3     63.6
Average interest rate...........................          9.9%                 --

         The average interest rate for the represents the stated interest rate of 9% plus amortization of deferred issuance costs.

                                                                 MARCH 31, 2003
FINANCIAL INSTRUMENT                               MATURITY (2007)         FAIR VALUE
--------------------                               -----------------     ---------------
                                                   ((EURO))      ($)     ((EURO))    ($)
                                                                  (IN MILLIONS)
New notes (Euro 141.7 million)..................    141.7      154.5      122.5    133.5
Average interest rate...........................          10.6%                 --

         The average interest rate represents the stated interest rate of 9.0 % of senior notes due 2007 in dollars and 9.75% of senior notes due 2008 in euro, plus amortization of deferred issuance costs.

OTHER INFORMATION

ITEM 4.    OTHER INFORMATION

FORWARD-LOOKING STATEMENTS

         In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"), we are hereby providing cautionary statements identifying important factors that could cause our actual results to differ materially from those projected in forward-looking statements (as such term is defined in the Reform Act) made in this Quarterly Report. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of the words or phrases such as "will likely result," "are expected to," "will continue," "is anticipated," "estimated," "intends," "plans," "projection" and "outlook") are not historical facts and may be forward-looking and, accordingly, such statements involve estimates, assumptions and uncertainties which could cause actual results to differ materially from those expressed in the forward-looking statements. Accordingly, any such statements are qualified in their entirety by reference to, and are accompanied by, the factors discussed throughout this Quarterly Report and in our Annual Report on Form 20-F for the fiscal year ended December 31, 2002. Among the key factors that have a direct bearing on our results of operations are:

         o changes in economic cycles and general uncertainty related to possible terrorist attacks;

         o our ability to successfully implement our growth and operating strategies;

         o competition from other broadcast companies, media and new technologies;

         o        fluctuation of exchange rates; and

         o        changes in the laws and government regulations.

These and other factors are discussed herein under "Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this Quarterly Report.

         Because the risk factors referred to in this quarterly report could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made in this quarterly report by us or on our behalf, you should not place undue reliance on any of these forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. New factors will emerge in the future, and it is not possible for us to predict which factors they will be. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those described in any forward-looking statements.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         ANTENNA TV S.A.
                                         (Registrant)


                                         By: /s/ Nikolaos Angelopoulos
                                             ----------------------------------
                                             Name: Nikolaos Angelopoulos
                                             Title:  Chief Financial Officer


Dated: May 8, 2003